

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

Re: **Respect Your Universe, Inc.**
Amendment No. 1 for Registration Statement on Form S-1
Filed on July 26, 2010

Dear Mr. Andresen:

We have reviewed your amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to comment five of our letter dated May 17, 2010, and we reissue it in part. Please provide a citation to the Simmons Market Research report that indicates that 18.1 million Americans participate in martial arts, and provide us supplementally with a copy of the report. In addition, we note that you have provided figures for the broader category of martial arts. Given your focus upon the MMA fan base, you should also provide figures, and the source of the figures, for the sub-category of MMA.

2.   We note your response to comment eight of our letter dated May 17, 2010 and we reissue it. Please revise to clarify whether you currently have produced any of your products, or if you have at least developed any proto-types. Further, please revise to clarify what marketing and distribution activities you have performed to date and distinguish the activities you intend to do in the future upon obtaining additional financing. For example, we note the discussion of your plans to sponsor up-and-coming MMA competitors and the plan to use "sophisticated marketing campaigns" before, during and

after their bouts. Such plans appear to necessitate additional funding before implementation. We also note references to your website, and the store in Las Vegas. Such disclosure should clearly reflect whether you have an operational website and whether you have a retail location in Las Vegas. Please revise the disclosure accordingly throughout the prospectus.

3.   We note the disclosure throughout the prospectus that you have recently commenced business operations. However, we note that you did not receive any revenues during the three months ended March 31, 2010. Please provide clear disclosure of this fact when discussing your commencement of operations and discuss the reason(s) for the lack of revenues. In addition, this disclosure is inconsistent with the second risk factor on page eight that states you have not commenced operations. Please reconcile.

Risk Factors, page 6

4.   Please revise the first risk factor to state the cash balance as of the most recent practicable date. Also, please clarify the amount of cash you will need to implement your business plan.

5.   The second risk factor on page eight refers to mineral exploration companies. Please explain the reason for this reference and revise this risk factor to remove any boilerplate language and focus on the facts and circumstances unique to the Company and the apparel industry.

6.   In the first full risk factor on page nine, please revise to clarify the amount and percent of time devoted to the Company by your employees and discuss any conflict of interests with their outside ventures or employment.

7.   We note your response to comment 13 of our letter dated May 17, 2010, and we do not understand why you deleted the first and second risk factors on page 10 of your original registration statement. It appears the risks described in those risk factors are still material risks to the company. Please revise to reinstate them or advise us why they are no longer necessary. Further, please identify your founders mentioned in those risk factors.

8.   We reissue comment 14 of our letter dated May 17, 2010. While you have revised the narrative to the risk factor, you have not revised the subheading to the first risk factor on page 10 to focus on the lack of a market to date. Please revise accordingly.

Selling Shareholders, page 12

9.   We note your response to comment 16 of our letter dated May 17, 2010 and we reissue it. Please update the information in this section as of the most recent practicable date. We note your disclosure on page 12 indicates the table is only current as to April 30, 2010, yet shares of common stock were issued through May 2010. Further, the percentages are based on common stock outstanding as of March 31, 2010, as opposed to the most recent

practicable date. Lastly, please revise the disclosure throughout the prospectus to update the information as of the most recent practicable date. For instance, the disclosure on page 16 provides the common stock outstanding as of March 31, 2010.

10. We note the increase in the shares held by Mr. Honig that are being registered for resale in this registration statement. Please provide us supplementally with the date(s) when Mr. Honig purchased these shares. We may have further comment.

11. We note that David Sidders and Oliver-Barrett Lindsay are the control persons for Xeitel Capital Management Inc., that David Sidders is the control person for Boucheron Investments Inc. and that Oliver Lindsay is the control person for Box Capital Corp. Please discuss the relationship between the parties and explain why Xeitel Capital Management and Box Capital Corp. should not be included in the beneficial ownership for Mr. Lindsay in the beneficial ownership table and why Mr. Sidders should not be included in the beneficial ownership table as greater than 5% beneficial owners of common stock.

Business, page 17

12. We note your response to comment 24 of our letter dated May 17, 2010 and we reissue it in part. Please substantially revise your business section to comply with the disclosure requirements of each subsection of Item 101(h)(4) of Regulation S-K. You should provide a thorough discussion of each subsection listed in Item 101(h)(4) that would apply to your business.

13. We note your response to comment 25 of our letter dated May 17, 2010 and we reissue the comment. In various places in your registration statement, you reference your business plans or strategy. Please revise to provide a description of your business plans and strategy, incorporating your prospective activities you mention like developing professional quality gear, signing endorsement deals with MMA competitors, opening up a distribution center, opening a retail store, distributing your products in national chain stores, introducing a spring collection, introducing another line, hiring employees, etc. Please describe the milestones necessary to achieve these goals, the timing of the milestones, and the funds necessary to achieve these milestones. Lastly, discuss the impact upon your time frame if you are unable to obtain the necessary capital.

14. We note your response to comment 28 of our letter dated May 17, 2010, and we reissue it. Please revise to clarify whether 6533 Octave Avenue is a residential address, the identity of its owner(s) or leaseholder(s), and the arrangement whereby the Company maintains its administrative and distribution center at this location. If the Company does not have a lease or pays rent, please revise to clarify whether this arrangement may cease at any time. Your disclosure on page eight refers to your search for "a larger and more adequate manufacturing facility site." Please discuss in this section. In addition, clarify whether the address provided in this section is a manufacturing facility. If not, please reconcile the disclosure or advise. Lastly, we note the discussion regarding the planned

new distribution center. Clarify whether you have entered into any arrangements or agreements regarding such distribution center.

15.   Please revise the discussion of the consulting agreement to discuss the material terms of the agreement such as the identity of the consultant, the fact that the consulting agreement was for a 20-style clothing line, the costs associated with each style over 20, and the reimbursement for additional expenses. In addition, we note the agreement was entered into on February 1, 2010 and was to last six months. Since the six months have passed, please discuss the services that were provided during that time period, and whether the agreement was extended. Lastly, Exhibit B to the consulting agreement indicates that the last payment was to be paid May 31, 2010. However, the disclosure in this section indicates the payment was to be due July 31, 2010. Please reconcile.

Holders of Our Common Stock, page 20

16.   The number of holders of record of your common stock on page 20 is inconsistent.

Financial Statements, page 21

17.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm.

Notes to the Financial Statements, March 31, 2010, page 37

Note 4. Commitments, page 40

18.   Explain to us why you have not accrued any portion of the remaining $136,574 to be paid to your third party consultant at March 31, 2010.

Management Discussion and Analysis, page 41

19.   We note your response to comment 31 of our letter dated May 17, 2010 and we reissue it. Please revise to disclose your cash balance as of the most recent date practicable. Then identify each of your cash needs for the next year, including salary, if any, general and administrative expenses, financial reporting obligations, and costs to develop your product. We note you only generally describe a need to raise $448,000 in financing to introduce your spring line without adequately describing what this amount entails. Further, you describe needing additional funds for your next product line and general operating expenses. Please provide specificity as to your cash needs for the next year. Finally, you disclose that "[w]ithout the additional funding needed to fund our growth we may not be able to proceed as planned." While it appears you raised an additional $126,500 in capital in May 2010, it is unclear whether this amount is sufficient to meet your basic operating needs such as your final payment to your consultant of $68,286 due on July 31, 2010. Please revise to clarify the consequence to the Company if it fails to raise additional capital or financing.

Directors, Executive Officers, Promoter and Control Persons, page 42

20.   Please disclose how long each officer and director has served in each office listed in this
        section. See Item 401(a) and (b) of Regulation S-K.

21.   Please remove promotional information from this section, such as the reference to Circle
        Productions Limited having $2 million in revenues and 40 employees and the information
        about Tryst being the most profitable nightclub in the world.

Executive Compensation, page 44

22.   You disclose that you have "adopted the following equity compensation plan for its
        officers directors and employees, as described in the table below," yet the there is no
        disclosure of any equity compensation plan in this section. Please revise to clarify
        whether you have an equity compensation plan.

Certain Relationships and Related Transactions, page 47

23.   We note your response to comment 40 of our letter dated May 17, 2010, and we reissue it
        in part. Please revise to identify the stockholder that advanced a total of $106,700 to the
        Company in November 2009 and clarify whether they are a related party requiring
        disclosure under Item 404(a) of Regulation S-K. The disclosure in the first paragraph in
        this section indicates that there were no related party transactions.

24.   We note your response to comment 41 of our letter dated May 17, 2010 that you have no
        promoters. Yet on page 47 you reference "our promoters" and pages 32 and 49 reference
        "founders." Please revise to identify your founders and advise us whether they are
        promoters as defined by Rule 405 of Regulation C.

Part II

Indemnification of Directors and Officers, page 49

25.   We note your response to comment 42 of our letter dated May 17, 2010 and we reissue it.
        Please revise to briefly describe the general effect of Nevada law towards the
        indemnifications provisions of your bylaws, as required by Item 702 of Regulation S-K.
        In particular, please describe how your indemnification provisions, not just those
        involving liabilities under the Securities Act of 1933, operate under Nevada law.

Recent Sales of Unregistered Securities, page 49

26.   We note your response to comment 43 of our letter dated May 17, 2010 and we reissue it.
        Please revise to specify for each transaction the persons or class of persons to whom the
        securities were sold, the number of investors, and the facts supporting reliance upon for

the exemption, as required by Item 701 of Regulation S-K. The last paragraph in this section does not provide sufficient details to determine whether all of your sales of unregistered securities have met the requirements of Section 4(2) and Rule 506 of Regulation D.

27. We note your response to comment 44 of our letter dated May 17, 2010 and we reissue it in part. Please revise this section and where appropriate elsewhere in your registration statement if your consultant renewed its consulting agreement for another season and was issued an additional 500,000 shares of common stock.

28. We note your response to comment 45 of our letter dated May 17, 2010 and we reissue it in part. Please revise this section to describe the services performed by your consultants for the 3,058,500 shares of common stock issued in November 2009.

Exhibits

29. We note your response to comment 47 of our letter dated May 17, 2009 and we reissue it. Exhibits 3.1, 3.2, and 4.1 are still in an improper electronic format. Please re-file these exhibits in one of the correct electronic formats.

30. Please revise the legality opinion to clearly state that you are opining under the applicable laws of the state of Nevada, including the Nevada Constitution, all applicable provisions of Nevada statutes, and reported judicial decisions. In addition, please revise the number of shares being registered for resale to reflect the increase in the shares being registered for resale in this amendment.

You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: 702-562-9791